AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

November 19, 2012

VIA EDGAR AND HAND DELIVERY

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2011

Filed March 23, 2012

File No. 1-33159

Dear Mr. Decker:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 5, 2012, setting forth comments to our Form 20-F for the year ended December 31, 2011 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2012. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2011

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

We acknowledge the Staff’s comment. We have set forth our proposed disclosure revisions pursuant to the Staff’s comments in this letter and will include the revisions in our future filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-16

2.                                      The Consolidated Statements of Cash Flows for the years ended December 31, 2010 and December 31, 2009 include a reclassification from net cash provided by financing activities to net cash provided by operating activities to better reflect the operating income derived from maintenance receipts.  Please describe to us the nature of the amounts that have been reclassified.  Please also tell us how you determined the reclassification was appropriate pursuant to ASC 230 as well as how these amounts differ from the maintenance payments that you continue to reflect in financing activities.

Response:

We respectfully advise the Staff that the reclassification is intended to produce a more consistent presentation between our Consolidated Income Statement and Consolidated Statements of Cash Flows.

In all of our aircraft leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for our aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. Supplemental rental payments are subject to reimbursement to the lessee upon completion of maintenance events during the lease term. The Company records as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees for maintenance and repair expenses they incur fulfilling their contractual obligation to maintain our aircraft. We estimate the total amount of such maintenance reimbursements for the entire lease and only record revenue after we have received enough supplemental maintenance rent under a particular lease to cover the estimated total amount of actual maintenance reimbursements we will be required to make from lessee supplemental maintenance rent payments.

As outlined above, maintenance receipts that are expected not to be reimbursed to lessees to cover maintenance payments are recognized as income. In our refined approach these cash flows are allocated to the net cash provided by operating activities and not as cash flow from financing activities. Our cash flow classification of maintenance income is also consistent with our classification of related maintenance and other lease expenses, which are also included in cash flows from operating activities. The reclassification in our Consolidated Statements of Cash Flows produces a more consistent presentation between our Consolidated Income Statement and Consolidated Statements of Cash

Flows. We continue to present the maintenance receipts from lessees, which we expect to repay, and maintenance repayments to lessees as cash flow from financing activities in accordance with ASC 230-45-14 through 45-15.

This presentation has also been applied retrospectively in our Consolidated Statements of Cash Flows to provide the reader with meaningful and comparable information. The Consolidated Statements of Cash Flows for the years ended December 31, 2010 and December 31, 2009, include a reclassification, as compared to the 2010   20-F of $59.2 million and $26.7 million respectively from net cash provided by financing activities to net cash provided by operating activities, an effect of 10% and 7% on the 2010 and 2009 Operating Cash Flow line items respectively.

Revenue Recognition, page F-21

3.                                      Please address the following regarding the classification of your leases:

•                  Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist.  Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d);

•                  Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor;

•                  Please tell us if your leases contain cross-default provisions. If so, please tell us what consideration you gave to the potential impact of these provisions on your lease classification; and

•                  Please tell us if your leases include subjective default provisions. If so, please tell us whether there is any cap on potential remedies that would impact your lease classification. Refer to ASC 840-10-25-41 through 25-69.

Response:

We respectfully advise the Staff that a portion of our leases contain default covenants related to nonperformance. At lease inception we review all necessary criteria under ASC 840-10-25 to determine proper lease classification including the criteria set forth in ASC 840-10-25-14. If a default covenant related to nonperformance is unrelated to the lessee’s use of the aircraft and does not meet all the criteria in ASC 840-10-25-14 then the maximum amount that the lessee could be required to pay under the default covenant is included by the Company in minimum lease payments for purposes of applying paragraph 840-10-25-1(d). Under the terms of our lease contracts, the effect of a default by a lessee is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position he would have been had the lessee performed under the lease in full.

As a result, this does not affect the minimum lease payments for purposes of applying paragraph ASC 840-10-25-1(d).

Our leases generally contain material adverse change clauses, which typically state:

Material adverse change: any event or series of events occurs (other than a Total Loss) or circumstances arise which, in the opinion of Lessor has, or may reasonably be expected to have a prejudicial effect on any Relevant Party, title and interest in and to the Aircraft or any of its rights under the Operative Documents or the Financing Documents or material adverse effect on the financial condition or operations of Lessee or any of its Subsidiaries or on the ability of Lessee to perform all of its obligations under, or otherwise to comply with the terms of this Agreement or any other of the Operative Documents.

Under the terms of our lease contracts, the effect of a default triggered by a material adverse change would generally be to oblige the lessee to pay damages to the lessor to put the lessor in the position it would have been had the lessee performed under the lease in full. As a result, this does not affect the minimum lease payments for purposes of applying paragraph ASC 840-10-25-1(d).

Our leases also generally contain cross-default provisions. At lease inception we review all necessary criteria under ASC 840-10-25 to determine proper lease classification including the criteria set forth in ASC 840-10-25-14. If a cross-default provision does not meet all the criteria in ASC 840-10-25-14 then the maximum amount that the lessee could be required to pay under the default covenant is included by the Company in minimum lease payments for purposes of applying paragraph 840-10-25-1(d). Under the terms of our lease contracts, the effect of a cross-default provision is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position it would have been had the lessee performed under the lease in full. As a result, this does not affect the minimum lease payments for purposes of applying paragraph ASC 840-10-25-1(d).

Our leases could contain subjective default provisions which are related to the lessee’s use of our aircraft. Under the terms of our lease contracts, the effect of a subjective default provisions is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position it would have been had the lessee performed under the lease in full. Our remedies under default provisions do not include any rights to put the aircraft to the lessee or requirements to make additional payments to the lessor, other than the damages referred to above.

Note 16. Income Taxes, page F-40

4.                                      Given your recurring pre-tax losses in the Netherlands, please discuss the nature of the deferred tax assets in the Netherlands which have not been offset by a valuation allowance and how you determined that these would be realized.  Please also address the following in regards to these deferred tax assets:

•                  Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

•                  Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•                  Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•                  Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response:

We respectfully advise the Staff that our reported deferred tax assets in the Netherlands consisted primarily of pre-tax losses, which will either expire or be realized as of December 31, 2012, and temporary timing differences between book and tax basis, which are supported by taxable income.

The deferred tax asset of $73.9 million relating to losses and credits forward in the Netherlands consists of $54.4 million which we did not expect to realize and was therefore fully reserved through a valuation allowance, plus another $19.5 million which is offset by a deferred tax liability of the same amount. This deferred tax liability was netted against the temporary timing differences between the book and tax basis in our 20-F disclosures. The amount of losses and credits forward which is offset by a deferred tax liability will be realized through a tax revaluation at the end of 2012. The tax revaluation which will occur at the end of the 2012 period is the result of a tax filing position that has been agreed with the Dutch Tax authorities and results in the imputing of a gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012. This imputed gain was already foreseen in 2007 when the tax agreement was signed. The deferred tax liability will also reverse in the Dutch tax jurisdiction in 2012 and is of the same character as the temporary differences giving rise to the deferred tax asset. As a result, the amount of deferred tax assets relating to pre-tax losses will be nil as of December 31, 2012.

Our remaining deferred tax asset as of December 31, 2012, which will relate to temporary differences between book basis and tax basis, will be supported by anticipated future taxable income.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:                                Douglas Tanner — Milbank, Tweed, Hadley & McCloy LLP

Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP